SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

April 2, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Mr. Kenneth Ellington

Re:	Japan Smaller Capitalization Fund, Inc. (File No. 811-05992)

Dear Mr. Ellington:

On behalf of Japan Smaller Capitalization Fund, Inc. (the “Fund”), this letter responds to the telephonic comments provided on March 24, 2020 by Mr. Kenneth Ellington of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the annual report to shareholders (the “Annual Report”) of the Fund for the fiscal year ended February 28, 2019.

The Staff’s comments are described below and have been summarized to the best of our understanding.  We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meaning set forth in the Annual Report.

Comment 1:     Please advise whether the Fund expects to utilize the optional method to satisfy its obligations to transmit shareholder reports by making such reports and other materials accessible at a website address specified in a notice to investors under Rule 30e-3 under the Investment Company Act of 1940, as amended (the “1940 Act”), and whether the Fund has included the required disclosure noted in Instruction 6(g) to Item 24 of Form N-2.

Response:     The Fund does intend to utilize the optional method to satisfy its obligations to transmit shareholder reports by making such reports and other materials accessible at a website address specified in a notice to investors under Rule 30e-3.  The Fund included the required disclosure noted in Instruction 6(g) to Item 24 of Form N-2 in its semi-annual shareholder report for the period ended August 31, 2019 and will begin to rely on Rule 30e-3 with respect to optional Internet availability beginning with reports for the period ending August 31, 2021.

Comment 2:     Please advise whether the Fund’s independent registered public accounting firm was independent for the fiscal year ended February 28, 2019, as an independence issue was noted in a Current Report on Form 8-K for the fiscal year ended February 29, 2020 that resulted in the resignation of such independent registered public accounting firm.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Securities and Exchange Commission
April 2, 2020

Response:     The Fund confirms that it has been advised by its independent registered public accounting firm for the fiscal year ended February 28, 2019 that such firm was independent from the Fund for such fiscal year consistent with Securities and Exchange Commission independence rules.

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Please do not hesitate to contact me at (212) 839-8615 if you have comments or if you require additional information regarding the Annual Report.

Respectfully submitted,

/s/ Jesse C. Kean
Jesse C. Kean

cc:           Neil Daniele
Amy J. Robles
 John A. MacKinnon